UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: March 30, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated March 29, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) regarding Outcome of Board Meeting of HDFC Bank Limited (‘the Bank’).

March 29, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005, USA

Dear Sirs/Madam,

Sub: Outcome of Board Meeting

We wish to inform you that the Board of Directors (“the Board”), at their meeting held on March 28, 2022, accorded approval for:

1.

Adoption of Employee Stock Incentive Plan 2022 of the Bank (“the Stock Incentive Plan 2022”), which is in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. A maximum of 10,00,00,000 (Ten Crores) Restricted Stock Units (RSUs) may be offered under the Stock Incentive Plan 2022, which shall entitle the RSU holder 1 (one) fully paid-up equity share of face value of ₹1/- (Rupee One) each against each RSU exercised, subject to approval of the Shareholders of the Bank. The disclosure pursuant to SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015 is enclosed herewith as Annexure-I.

2.

Seeking approval of the Shareholders of the Bank on the adoption of the Stock Incentive Plan 2022, through Postal Ballot by means of electronic voting (remote e-voting) in accordance with the relevant circulars issued by the Ministry of Corporate Affairs and the Securities & Exchange Board of India.

This is for your information and record.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President – Legal & Company Secretary

Annexure-I

Disclosure pursuant to SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Sr. No.	Particulars	Remarks
1	Total number of shares covered by the Stock Incentive Plan 2022	10,00,00,000 (Ten Crores) fully paid-up equity shares of face value of ₹1/- (Rupee One) each (as adjusted for any changes in the capital structure of the Bank)

2	Pricing formula

The issue price and exercise price shall be the par value of underlying equity shares of the Bank i.e. ₹1/- (Rupee One) for each Restricted Stock Unit (“RSU”). In addition, the Employee shall also be liable to pay to the Bank, the amount equivalent to the value of the perquisite tax payable on exercise of the RSUs, in accordance with the provisions of the Income Tax Act, 1961, as applicable.

3	Time within which RSU may be exercised

The employees shall be entitled to exercise the RSUs from time to time within such period as may be prescribed by the Board (which includes Nomination & Remuneration Committee of the Board), which shall not exceed a period of four (4) years from the date of the respective vesting of the RSUs.

4	Brief details of significant terms

•   The Board of the Bank shall administer the Stock Incentive Plan 2022.

•   The governance framework for the Stock Incentive Plan 2022 would entail articulation and implementation of robust performance conditions prior to grant. The Board will determine the quantum / proportion of RSUs that need to be granted based on one or more of the pre-defined performance conditions as determined by the Board including inter alia organizational performance (such as total shareholders’ return, asset quality, return on assets, profitability, return on equity and relative performance vis-à-vis peers), business unit performance and individual performance, as determined by the Board on a case-to-case basis and as applicable for the function / role.

•   The Board may vary the conditions and the weightages assigned to each condition as it may deem appropriate. For employees at senior levels, there will be higher weightages for the Organizational Performance and Business Unit Performance conditions.

•   The grant of RSUs will be broad based with more than 3/4th being granted to employees in junior and mid-level (6 to 10 levels below the Managing Director and Chief Executive Officer).

•   Every grant of RSU shall be governed by a vesting schedule and such other terms, as determined by the Board at the time of each grant.

•   From the date of vesting of RSUs, the employees may exercise the vested RSUs from time to time within such period as specified by the Board. Each RSU is convertible into one (1) fully paid-up equity share of the Bank upon vesting and exercise.

•   The Bank shall issue shares upon exercise of vested RSUs, subject to fulfilment of certain condition(s) including payment of exercise price and satisfaction of tax obligations.